Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Retirement of Chris Harvey from the Board

April 15, 2013: Caledonia Mining Corporation (“Caledonia”) announces the retirement of Chris Harvey as an independent director from its board of directors with immediate effect. Mr Harvey will however continue to act as a Technical Consultant to the Caledonia Board given his extensive knowledge of Caledonia and its operations.

Mr Harvey has served on Caledonia’s board since 1993 and is a member of the Audit and Technical Committees. Mr Harvey’s duties will be taken up by other members of Caledonia’s existing board.

Commenting on Mr Harvey’s retirement, Stefan Hayden, Caledonia President and Chief Executive Officer said: “Chris has, over many years, made a very substantial contribution to Caledonia and one of Caledonia’s predecessor companies – both as the Technical Director, a member of the management team and latterly as an independent director and as a member of the Audit and Technical Committees. I am delighted that he will continue to share his experience and expertise with Caledonia as a Technical Consultant. Along with the rest of the Caledonia board and management, I wish to thank Chris for his contribution to Caledonia and wish him and his wife Eileen well in what I am sure will be a well-earned and very busy retirement.”

‘It is a testament to the strength and depth of the recently expanded Caledonia board that Chris’ responsibilities will be taken up by existing directors.”

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb / Sebastian Jones Tel: + 44 20 7523 8000

Newgate Threadneedle Beth Harris / Adam Lloyd Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com